02 SEP 23 AM 9:56

#82-3167

SUPPL

GOLCONDA RESOURCES LTD.

Suite 620, 304 - 8th Avenue S.W.
Calgary, Alberta T2P 1C2 Canada
Tel. (403) 232-6828

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002

(Unaudited)

dlw 9/24

GOLCONDA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2002	December 31, 2001
Assets		
Current		
Cash	$ 1,523	$ -
Accounts receivable	10,906	17,087
Prepaid expenses	984	916
	13,413	18,003
Mineral properties and deferred expenditures - Note 3	3,756,441	3,410,336
Capital - Note 2	6,012	6,012
Mineral reclamation deposits	46,400	40,900
	$ 3,822,266	$ 3,475,251
Liabilities		
Current		
Bank indebtedness	$ -	$ 1,714
Accounts payable and accrued liabilities	311,309	611,520
Loan payable	5,342	25,000
	316,651	638,234
Shareholders' equity		
Share capital - Note 4	10,390,990	9,595,825
Deficit	(6,885,375)	(6,758,808)
	3,505,615	2,837,017
	$ 3,822,266	$ 3,475,251

Approved by the Board:

"Signed" , **Director**
(Guenter J. Liedtke)

"Signed" , **Director**
(Terry S. Chan)

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Expenses				
Accounting and audit fees	$ 2,676	$ 2,219	$ 2,676	$ 5,669
Administration fees	5,513	3,353	10,213	6,353
Annual general meeting	7,460	11,910	7,460	11,991
Dues,fees and memberships	1,170	2,362	3,270	4,242
General exploration	-	5,132	-	5,132
Investor relations	16,063	-	16,063	-
Office rent	13,159	9,241	26,373	16,981
Office and printing	5,850	7,484	7,947	11,451
Salaries	17,656	12,568	37,868	24,818
Shareholders' information	10,407	1,056	10,407	3,548
Transfer agent	2,145	3,323	4,290	5,669
	82,099	58,648	126,567	95,854
LOSS FOR THE PERIOD	(82,099)	(58,648)	(126,567)	(95,854)
DEFICIT, BEGINNING OF PERIOD	(6,803,276)	(6,606,669)	(6,758,808)	(6,569,463)
DEFICIT, END OF PERIOD	$ (6,885,375)	$ (6,665,317)	$ (6,885,375)	$ (6,665,317)
LOSS PER SHARE	$ (0.002)	$ (0.002)	$ (0.004)	$ (0.004)

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Cash provided by (used for):				
Operating activities				
Loss for the period	$ (82,099)	$ (58,648)	$ (126,567)	$ (95,854)
Net change in non-cash working capital items				
Accounts receivable and accruals	3,868	2,775	6,181	21,330
Prepaid expenses	(68)	(934)	(68)	(934)
Accounts payable and accrued liabilities	(141,880)	(125,658)	(300,211)	(65,782)
Loan payable	(4,364)	-	(19,658)	-
	(224,543)	(182,465)	(440,323)	(141,240)
Financing activities				
Issuance of shares pursuant to:				
Private placements, net of expenses of issue	5,440	357,500	248,565	357,500
Exercise of stock options	150,600	75,000	150,600	127,500
Exercise of warrants	396,000	-	396,000	40,000
Acquisition of mineral claims	-	450,000	-	450,000
	552,040	882,500	795,165	975,000
Investing activities				
Exploration expenditures	(281,588)	(622,812)	(346,105)	(803,810)
Acquisition of capital assets	-	(2,599)	-	(2,799)
Additions to deposits	(5,500)	-	(5,500)	-
	(287,088)	(625,411)	(351,605)	(806,609)
INCREASE IN CASH	40,409	74,624	3,237	27,151
(BANK INDEBTEDNESS) CASH, BEGINNING OF PERIOD	(38,886)	(4,290)	(1,714)	43,183
CASH, END OF PERIOD	$ 1,523	$ 70,334	$ 1,523	$ 70,334

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

June 30, 2002

(Unaudited)

Note 1 - Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, for the year ended December 31, 2001.

Note 2 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 10,476	$ 7,202	$ 3,274
Computer equipment	8,327	5,589	2,738
	$ 18,803	$ 12,791	$ 6,012

Note 3 - Mineral Properties and Deferred Expenditures

	Acquisition Costs	Exploration Costs	Total June 30 2002	Total December 31 2001
Canada				
Big Sandy	$ 45,000	$ -	$ 45,000	$ 45,000
Ennis Lake	15,149	552,711	567,860	567,645
Lone Peak	23,700	237,342	261,042	54,398
Peter Lake	201,545	217,090	418,635	416,885
Wapawekka	153,206	800,814	954,020	974,964
Wapawekka West	-	14,017	14,017	7,000
Wert Lake	-	122,251	122,251	127,229
	438,600	1,944,225	2,382,825	2,193,121
United States				
Ralston Valley	13,961	121,561	135,522	133,772
Shulin Lake, Alaska	138,210	311,524	449,734	297,017
South Monitor, Nevada	124,497	663,863	788,360	786,427
	276,668	1,096,948	1,373,616	1,217,216
	$ 715,268	$ 3,041,173	$ 3,756,441	$ 3,410,337

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

June 30, 2002

(Unaudited)

Note 4 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued and outstanding

	Number of Common Shares	Stated Value
Balance, December 31, 2001	33,011,234	$ 9,595,825
Issued for cash		
Pursuant to private placements (net of share issue costs of $1,435)	1,000,000	248,565
Pursuant to exercise of stock options	296,500	150,600
Pursuant to exercise of warrants	1,200,000	396,000
Balance, June 30, 2002	35,507,734	$ 10,390,990

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers and directors up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 5% of the issued and outstanding shares. The option's maximum term is three years.

A summary of the status of the Company's stock option plan as at June 30, 2002 and changes during the period then ended is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, beginning of period	3,175,000	0.42
Exercised	(296,500)	0.51
Expired	(615,000)	0.56
Outstanding, end of period	2,263,500	0.42

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

June 30, 2002

(Unaudited)

Note 4 - Share Capital *(Continued)*

The following table summarizes information about stock options outstanding at June 30, 2002:

Exercise Price	Shares	Expiry Date
$ 0.40	1,013,500	July 19, 2003
$ 0.40	300,000	September 25, 2003
$ 0.30	150,000	January 14, 2004
$ 0.30	150,000	April 23, 2004
$ 0.35	650,000	August 23, 2004
	2,263,500	

d) Warrants

A summary of the status of the common share purchase warrants as at June 30, 2002 and changes during the period then ended is presented below:

Exercise Price		Expiry Date	Outstanding at December 31, 2001	Issued	Expired	Outstanding at June 30 2002
$	0.35	October 18, 2002	950,000	-	-	950,000
$	0.30	March 25, 2003	-	1,000,000	-	1,000,000
			950,000	1,000,000	-	1,950,000

Note 5 - Related Party Transactions

During the period the Company paid $43,963 for consulting and professional fees to officers and directors of the Company.

Accounts payable include $1,500 payable to an officer of the Company.

#82-3167

QUARTERLY REPORT
BC FORM 51-901F

Quarterly Report

Incorporated as part of:	____ **Schedule A**
	_X_ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	Golconda Resources Ltd.
ISSUER ADDRESS:	620, 304 - 8th Avenue S.W. Calgary, Alberta T2P 1C2
ISSUER PHONE NUMBER:	(403) 232-6828
ISSUER FAX NUMBER:	(403) 232-8650
CONTACT PERSON:	Guenter J. Liedtke
CONTACT POSITION:	President
CONTACT PHONE NUMBER:	(403) 232-6828
FOR QUARTER ENDED:	March 31, 2002
CONTACT E-MAIL ADDRESS:	golconda@cadvision.com
DATE OF REPORT:	May 29, 2002

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Signed *"Guenter J. Liedtke"* Signature	**Guenter J. Liedtke** Name of Director	**2002/05/29** Date Signed
Signed *"Terry S. C. Chan"* Signature	**Terry S. C. Chan** Name of Director	**2002/05/29** Date Signed

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

A detailed summary of expenses and deferred costs for the three months ended March 31, 2002 is included in Note 2 and Note 3 of the interim consolidated financial statements in Schedule A.

2. RELATED PARTY TRANSACTIONS

The information is included in the interim consolidated financial statements in Schedule A.

3. (a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER

Issue Date	Securities Type	Number Issued	Total Price (Cdn$)	Total Proceeds (Cdn$)	Consideration Type
March 26	Common	1,000,000	0.25	250,000	Cash

(b) PARTICULARS OF OPTIONS GRANTED DURING THE QUARTER

Issue Date	Number of Shares	Name of Optionee	Exercise Price(Cdn$)	Expiry Date

No options were granted during the period.

4. SUMMARY OF AUTHORIZED AND ISSUED SECURITIES AS AT MARCH 31, 2002

Class	Par Value	Authorized	Issued	Amount
Common	N.P.V.	unlimited number	34,011,234	$9,838,950

A summary of options outstanding as at March 31, 2002 is included in Note 4 c) and a summary of warrants outstanding as at March 31, 2002 is included in Note 4 d) to the interim consolidated financial statement in Schedule A .

5. LIST OF DIRECTORS AND OFFICERS AS AT THE DATE OF THIS REPORT

Names	Address	
Guenter J. Liedtke	Calgary, Alberta	President and C.E.O., Director
Terry S. C. Chan	Calgary, Alberta	Treasurer and Director
Howard G. Coopersmith	Fort Collins, Colorado	Director
Robert E. Crancer	St. Louis, Missouri	Director
Reynoudt Jalink	Calgary, Alberta	Director
Lyle D. Pederson	Toledo, Ontario	Director
Fosca V. Benvenuti	Calgary, Alberta	Corporate Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Golconda Resources Ltd. ("Golconda"), incorporated under the *Business Corporations Act* (Alberta) on October 6, 1986, is a natural resource company engaged in the acquisition, exploration and development of mineral properties in Canada and in the United States.

Golconda's operations during the period were concentrated on the Lone Peak gold prospect located in the Fort Steele Mining Division, British Columbia. The property is under a 4 year option to purchase 90% right, title and interest and 90% beneficial ownership in and to the mineral claims (54 Units). Golconda started a drilling programme on March 18, 2002 to follow up a sampling program carried out during the last quarter of 2001. The objective of the drilling is to intersect the mineralization close to the fault which acted as the plumbing system for the mineralized fluids. As at the date of this Report, five holes drilled so far at a depth of up to 450 meters (1500 ft) have shown a very large hydrothermal system related to the intrusion occurring under the property.

The on-going exploration work is being funded by the issuance, on March 26, 2002, of a non-brokered private placement of 1,000,000 flow-through common shares at a price of $0.25 per share with attached 1,000,000 warrants to purchase 1,000,000 flow-through shares at a price of $0.30 per share for a period of one year expiring on March 25, 2003.

At the end of March 2002, Golconda (51%) with its partners Shulin Lake Mining Inc. and Shear Minerals Ltd (49%) concluded an exploration programme on the Shulin Lake, Alaska, diamond prospect.

In February, four reverse circulation holes were drilled at a depth of 100 meters (330 ft) each. All holes intersected layers of pyroclastic rocks containing diamond indicator minerals. In March a diamond drill rig was moved to the property and six deeper holes were drilled for a total of 3600 feet. One hole DEL-8 reached a depth of 280 meters (920 ft). The different zones will be sampled and tested for micro diamonds and diamond indicator minerals. Earlier tests show that the diamond indicator minerals are of an eclogitic nature and Golconda interprets this pipe-like structure to be very complex and similar to lamproitic pipes.

Golconda has no investor relations arrangements.

Golconda's liabilities at March 31, 2002 decreased of $136,453 to $501,747 from $638,200 at December 31, 2001.

To finance its projects, Golconda is wholly dependent upon the continual support of investors through the issuance of treasury shares, and upon the exercise of director, officer and employee stock options.

GOLCONDA RESOURCES LTD.

#620, 304 – 8TH Avenue S.W., Calgary, AB, T2P 1C2
Ph: (403) 232-6828 Fax: (403) 232-8650

02 SEP 23 AM 9:56 #82-3167

September 6, 2002

NEWS RELEASE

Joint venture finds additional micro-diamond and completes second drill phase at Shulin Lake, Alaska

The Property is owned 51% by Golconda Resources Ltd. and the remaining interest is held by Shulin Lake Mining Inc. and by Shear Minerals Ltd. a TSX-Venture listed company.

Golconda Resources Ltd. is pleased to announce that a micro-diamond has been found in one of the five additional samples from hole number 10, which were sent to Lakefield Research for micro-diamond extraction.

The micro-diamond was found in the sample overlying the zone which contained the 16 micro-diamonds (see news release of July 8, 2002). The new sample comprises the upper 12 feet of a graded cycle of volcanoclastic rocks, which coarsens from 542 ft. to 609 ft. and now attains a total thickness of 47 ft.

The joint venture just concluded a second drill phase, which followed up on the micro-diamond discovery by trying to follow this zone to its origin, where it is expected to outcrop and occur in a much greater thickness. A total of five holes (holes 02-11 to 15) were drilled and showed an increase in favourable rocks toward the north. The graded horizon from hole number 10 was recognized in several other holes and samples will be sent to Lakefield for testing for micro-diamonds and indictor minerals.

Some trends observed on the airborne magnetic survey are also reflected on the satellite photo. It appears that the glacial cover therefore does not mask features in the underlying rock. A complex circular feature about 2 km in diameter can be recognized on the satellite photo and could be the centre of the volcanic system we are now drilling. It starts about 1 km to the north of hole 14. This circular feature is only accessible by helicopter supported drilling or winter drilling. The joint venture will make a decision on this drilling phase when the first test results have been received.

On behalf of Golconda Resources Ltd.

Guenter J. Liedtke, President

For more information please contact Guenter Liedtke, President
Ph: (403) 232-6828 Fax: (403) 232-8650
E-mail: golcondaresources@telus.net
Web site: www.golcondaresources.com